VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: + 1(312) 609 7500 F: + 1(312) 609 5005
MICHAEL J. MURPHY ATTORNEY AT LAW +1 (312) 609-7738 mmurphy@vedderprice.com	CHICAGO • NEW YORK • WASHINGTON. DC • LONDON February 28, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management, Room 5001

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Mary Cole

Re:	Aston Funds (the “Registrant” or the “Trust”)

1933 Act. No. 33-68666

1940 Act No. 811-8004

Post-Effective Amendment No. 137

Dear Ms. Cole:

On December 30, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 137 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the annual update to the Trust’s Registration Statement. You provided comments on the Registration Statement to the undersigned by telephone on February 14, 2012. The following sets forth those comments and the Trust’s responses to them. All references are to the Prospectus included in Post-Effective Amendment No. 137 filed with the Commission on December 30, 2011 pursuant to Rule 485(a) under the Securities Act of 1933.

Prospectus

1.     Comment:    Please confirm to the staff that the fee waiver disclosed in the Fee Table for certain Funds is a cap and not an agreement to waive a set basis point amount of fees in the next fiscal year.

Response:    For the information of the staff, Registrant confirms that the fee waivers disclosed in the Fee Table of certain Funds are agreements to keep Fund operating expenses below an agreed upon cap.

United States Securities and Exchange Commission

February 28, 2012

2.     Comment:     On page 24 of the Prospectus, ASTON/River Road Dividend All Cap Value Fund’s policy with respect to 80% of its assets disclosed in the “Principal Investment Strategies” section should include “dividend paying equity securities.”

Response:     As discussed with the Staff, Registrant believes that its current 80% policy is consistent with Rule 35d-1. Registrant believes that, in this case, the term “dividend” connotes a strategy rather than a type of security.

3.     Comment:     In each “Related Performance” section please provide an explanation of the methodology used to calculate the performance and provide an explanation of the difference between the methodology used and the standardized SEC method.

Response:     Registrant has revised the prospectus to include the requested disclosure.

4.     Comment:     In the “Related Performance” section for ASTON/River Road Independent Value Fund on page 133 of the Prospectus, disclose that the performance is that of a composite “comprised of all accounts currently managed by River Road in the independent value investment strategy.”

Response:     Registrant has revised the prospectus to clarify the composition of the composite.

5.     Comment:     In the “Related Performance” section for ASTON/River Road Independent Value Fund on page 133 of the Prospectus, please separately discuss the concepts of related performance and “portable” performance.

Response:     Registrant has made the requested changes.

6.     Comment:     In the “Related Performance” section for ASTON/River Road Independent Value Fund on page 133 of the Prospectus, please confirm whether, prior to the market capitalization changes of the composite, the objectives, policies and strategies of the composite were substantially similar to the Fund’s objectives, policies and strategies.

Response:     Registrant confirms that the investment objectives, policies and strategies of the Fund are substantially similar to the composite, notwithstanding changes in market cap emphasis of the strategy over time.

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United States Securities and Exchange Commission

February 28, 2012

We believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7738.

Very truly yours,

/s/Michael J. Murphy

Michael J. Murphy

MJM

cc:	Gerald Dillenburg

Deborah Bielicke Eades